8-52440

03013668

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
208

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROSPERO CAPITAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 POST ROAD WEST

(No. and Street)

WESTPORT	CONNECTICUT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL J. DONOVAN (203) 454-5616

(Area Code-Telephone No.)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

(Name… if individual, state last, first, middle name)

COHEN, BURGER, SCHWARTZ & SAX, LLC

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

2228 BLACK ROCK TURNPIKE	FAIRFIELD	CONNECTICUT	06825
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States

This report contains:

x	(a)	Facing page
x	(b)	Statement of financial condition
x	(c)	Statement of income (loss)
x	(d)	Statement of cash flows
x	(e)	Statement of changes in member's capital
o	(f)	Statement of changes in liabilities subordinated to claims of general creditors
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
o	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
o	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
x	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
o	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
x	(l)	An oath or affirmation
o	(m)	A copy of the SIPC supplemental report
o	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent auditor's report on internal accounting control
o	(p)	Schedule of segregation requirements and funds in segregation-customer's regulated commodity futures account pursuant to Rule 171-5

PROSPERO CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Cohen, Burger, Schwartz & Sax, LLC Certified Public Accountants & Business Consultants

Edward P. Burger, CPA
Stephen B. Cohen, CPA
Lawrence A. Sax, CPA
Irving B. Schwartz, CPA

Members of the:
American Institute of Certified Public Accountants

Connecticut Society of Certified Public Accountants

Independent Auditor's Report

To The Member
Prospero Capital, LLC
Westport, Connecticut 06880

We have audited the accompanying statement of financial condition of Prospero Capital, LLC (the Company) as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospero Capital, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Burger Schwartz + Sax

Cohen, Burger, Schwartz & Sax, LLC
Fairfield, Connecticut

February 11, 2003

2228 Black Rock Turnpike, Suite 204, Fairfield, Connecticut 06825, Tel 203-333-2228 Fax 203-333-3520 cbss@snet.net

Prospero Capital, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 8,254
Prepaid expenses	230
Organization costs, at cost, less accumulated amortization of $3,223	3,223
Total Assets	$ 11,707

Liabilities and Member's Equity

Liabilities:	
Accrued expenses	$ 300
Member's Equity:	
Capital	11,407
Total Liabilities & Member's Equity	$ 11,707

The accompanying notes are an integral part of these financial statements

Prospero Capital, LLC
Statement of (Loss)
For the Year Ended December 31, 2002

Revenues:	
Interest income	$ 110
	110
Expenses:	
Amortization	1,289
Dues	600
Insurance	362
Professional fees	(1,100)
	1,151
Net Loss	$ (1,041)

The accompanying notes are an integral part of these financial statements

Prospero Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (1,041)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	1,289
Change in assets and liabilities	
Increase in prepaid expenses	(230)
Decrease in accrued expenses	(2,290)
Net cash used in operating activities	(2,272)
Cash flows from financing activities:	
Proceeds from capital contributions	2,382
Net cash provided by financing activities	2,382
Increase in cash	110
Cash at beginning of the year	8,144
Cash at the end of the year	$ 8,254

The accompanying notes are an integral part of these financial statements

Prospero Capital, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2002

Balance at January 1, 2002	$ 10,066
Net loss for period	(1,041)
Capital contributions	2,382
Balance at December 31, 2002	$ 11,407

The accompanying notes are an integral part of these financial statements

Prospero Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1–Organization and Nature of Business:
Prospero Capital, LLC (a Limited Liability Company) was organized in the State of Connecticut on June 21, 2000 and had not begun operations as of December 31, 2002. The Company is a broker/dealer registered with the Security and Exchange Commission and is a member of the National Association of Security Dealers. The Company will be primarily engaged in the private placement of securities.

Note 2–Significant Accounting Policies:

Cash and Cash Equivalents:
The Company considers all highly liquid investments with a maturity of six months or less when purchased to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amortization
Intangible assets, which consist of Company organization costs, are being amortized on the straight-line method over five years. Amortization expense for the year ended December 31, 2002 was $1,289.

Income Taxes
The Company is a single member Limited Liability Company. Therefore, no provisions for Federal or Connecticut State Income Taxes are made by the Company. The single member of a Limited Liability Company is individually taxed on the Company's earnings.

Note 3-Related Party Transactions
Certain of the Company's expenses have been paid directly by its member. The transactions have been recorded as capital contributions. For the year ended December 31, 2002, capital contributions were $2,382.

Note 4-Accrued Expenses
For the year ended December 31, 2001 an accrual of $2,590 was recorded for professional fees. This accrual was based on the Company's best estimate at that time. The actual amount of professional fees incurred was $1,490. The difference of $1,100 has been considered a change in estimate and has been recorded as a reduction of expense for the year ended December 31, 2002. For the year ended December 31, 2002 amounts accrued for professional fees were $300.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Prospero Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net capital		
Total consolidated member's equity		$ 11,407
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		11,407
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		11,407
Deduction and/or charges:		
Nonallowable assets:		
Other assets		3,223
Net capital		$ 8,184
Aggregate indebtedness		
Items included in consolidated statement of financial Condition:		
Other accounts payable and accrued expenses		-
Items not included in consolidated statement of Financial condition:		
Other unrecorded amounts		-
Total aggregate indebtedness		-
Computation of basic net capital requirement		
Minimum net capital required:		
Company		6,000
Total		6,000
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 7,954
Prepaid expenses erroneously excluded from Focus report	$(230)	
Other items net	-	230
Net capital per above		$ 8,184

See Accountants' Report

Cohen, Burger, Schwartz & Sax, LLC Certified Public Accountants & Business Consultants

Edward P. Burger, CPA
Stephen B. Cohen, CPA
Lawrence A. Sax, CPA
Irving B. Schwartz, CPA

Members of the:
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Managing Member
Prospero Capital, LLC

In planning and performing our audit of the financial statements of Prospero Capital, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2228 Black Rock Turnpike, Suite 204, Fairfield, Connecticut 06825, Tel 203-333-2228 Fax 203-333-3520 cbss@snet.net

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified public accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Security and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Burger Schwartz + Sax

Cohen, Burger, Schwartz & Sax, LLC
Fairfield, CT

February 11, 2003

Oath or Affirmation

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements pertaining to the firm of Prospero Capital, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me
this 20th day of February 2003

Notary Public

My commission expires
April 30, 2006

Lawrence A. Sax
Notary Public,
State of Connecticut
My Commission Expires
April 30, 2006